EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s audited consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated March 20, 2015 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avino.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico and in British Columbia and the Yukon Territory, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the TSX Venture Exchange, Tier 1, under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Overall Performance

During the year ended December 31, 2014 for the Avino property, the Company produced 4,264 tonnes of bulk silver/gold/copper concentrate and recognized revenues of $19,297,953 on the sale of 3,129 tonnes of bulk silver/gold concentrate for a gross profit of $7,904,549. Metal prices for revenues recognized during the year ended December 31, 2014, weighted by dollar of revenue recognized, averaged US$19.04 per ounce of silver and US$1,266 per ounce of gold.

Cash cost per silver equivalent (“AgEq”) ounce for the year ended December 31, 2014 was $9.03 and $10.65 for San Gonzalo and Avino stockpiles, respectively, resulting in a consolidated cash cost per AgEq ounce of $9.29. All-in sustaining cash cost per AgEq ounce for the year ended December 31, 2014, was $11.96 and $13.68 for San Gonzalo and Avino stockpiles, respectively, resulting in consolidated all-in cash cost per AgEq ounce of $12.24. Revenue from the Avino stockpiles decreased during the fourth quarter of 2014 as the Company re-allocated capacity to testing new underground material from the Avino Mine and to start-up commissioning of Circuit 3.

The Company’s cash and cash equivalents at December 31, 2014 totaled $4,249,794 compared to $3,839,595 at December 31, 2013, while working capital totaled $6,617,877 compared to $5,950,740 at December 31, 2013.

Board of Directors Composition

In December 2014, Avino welcomed Ross Glanville to the board of directors. Mr. Glanville has over 45 years of mining and exploration/development experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville’s appointment coincided with the resignation of Andrew Kaplan from the board. Mr. Kaplan resigned from Avino’s board in order to take on a more active role as Avino’s capital markets strategist.

1 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the year ended December 31, 2014 have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.66% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 hectares (excluding La Potosina) and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with a processing facility which presently processes all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

Consolidated 2014 Production Highlights

Comparative production numbers from 2014 and 2013 are presented below:

	2014	2013	% Change
Total Silver Produced (oz) calculated	969,525	698,076	39%
Total Gold Produced (oz) calculated	5,180	3,243	60%
Total Copper Produced (lbs) calculated	305,417	N/A	N/A
Total Silver Eq. Produced (oz) calculated*	1,342,150	900,764	49%

For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third and fourth quarters of 2014 copper production became payable and a ratio of 6.25 lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Consolidated Fourth Quarter 2014 Production Highlights

Comparative production numbers from Q4 2014 and Q4 2013 are presented below:

	Q4 2014	Q4 2013	% Change
Total Silver Produced (oz) calculated	296,914	184,760	61%
Total Gold Produced (oz) calculated	1,644	1,011	63%
Total Copper Produced (lbs) calculated	228,436	N/A	N/A
Total Silver Eq. Produced (oz) calculated*	436,235	250,948	74%

For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third and fourth quarters of 2014 copper production became payable and a ratio of 6.25 lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

San Gonzalo Mine Fourth Quarter and Year End 2014 Highlights

San Gonzalo had a successful year, with mine exploration and advancement including the discovery of significant additional mineralization along strike to the southeast while drifting on level 5. These areas had not previously been considered for mining. The extension of this new mineralized zone is being explored on levels 2 through 6. Previous exploration did not encounter this area as the vein had pinched out and an offset of the vein was not considered at that time. During 2014, San Gonzalo production came primarily from levels 5 and 6 as well as from mined material from the new zone on level 3. Advancement work on level 6 continued throughout the fourth quarter, and by year end the main haulage ramp had progressed past the level 7 elevation of 2,043 metres above sea level towards level 8. At the time of this MD&A, sampling of the vein on level 7 had commenced and the haulage ramp had descended an additional 15 metres to 2,028 metres above sea level between levels 7 and 8.

Comparative figures for Q4 2014 and Q4 2013 as well as the 2014 and 2013 year end totals for the San Gonzalo mine are reported as follows:

	Q4 2014	Q4 2013	% Change	2014 Totals	2013 Totals	% Change	Notes
Tonnes Mined	25,384	15,765	61%	70,525	63,559	11%	1
Underground Development (m)	1,220	967	26%	4,404	3,193	38%	1
Drilling (m)	1,257	0	100%	3,754	0	100%	5
Total Mill Feed (dry tonnes)	19,818	19,354	2%	79,729	78,415	2%
Feed Grade Silver (g/t)	329	280	18%	337	288	17%	2
Feed Grade Gold (g/t)	1.85	1.49	24%	1.88	1.34	40%	2
Bulk Concentrate (dry tonnes)	664	617	8%	2,545	2,431	5%
Bulk Concentrate Grade Silver (kg/t)	8.32	7.44	12%	8.86	7.70	15%	4
Bulk Concentrate Grade Gold (g/t)	43.5	35.0	24%	45.7	31.6	45%	4
Recovery Silver (%)	85	85	0%	84	83	1%
Recovery Gold (%)	79	75	5%	78	73	7%
Mill Availability (%)	95.5	93.9	2%	96.5	95.2	1%
Total Silver Produced (kg)	5,527	4,588	20%	22,548	18,732	20%	3
Total Gold Produced (g)	28,908	21,575	34%	116,338	76,904	51%	3
Total Silver Produced (oz) calculated	177,696	147,516	20%	724,931	602,233	20%	3
Total Gold Produced (oz) calculated	929	693	34%	3,740	2,473	51%	3
Total Ag Eq. (oz) calculated*	235,783	190,829	24%	958,702	751,462	28%

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2014 Production Highlights

1.	Tonnage mined and underground development increased by 11% and 38%, respectively, over 2013 due to new equipment acquisitions in 2014.
2.	Both silver and gold feed grades were higher in 2014 compared to 2013 as a result of mining operations progressing to the lower levels where grades were higher.
3.	The higher grades resulted in higher annual production of silver (kg) and gold (g) by 20% and 51%, respectively.
4.	The higher feed grades also resulted in higher quality concentrate. Annual silver and gold grades improved by 15% and 45% respectively over 2013.
5.	Exploration drilling resumed in 2014. The objective was to determine the continuity of the mineralization at depth and to the east.

3 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Avino Mine Fourth Quarter and Year End 2014 Highlights

Following several years of rehabilitation, in the fourth quarter of 2014 the Company completed its Avino Mine and mill expansion. This significant milestone represents the first mining activity since the mine closed in 2001 due to low metals prices and the closure of the smelter in San Luis Potosi. Initially, new material from underground at Avino was processed on a limited scale using the existing 250 TPD Mill Circuit 2. By year end, rehabilitation of the 1,000 TPD Mill Circuit 3 had been completed and sufficient material had been stockpiled; on January 1, 2015, full scale testing of both material and equipment commenced. For 2015, Avino has set a capital expenditure budget of approximately $5 million for exploration and advancement at the Avino Mine.

Accordingly, Q4 production figures as well as 2014 year end totals from the Avino Mine are reported as follows:

	Q4 2014	2014 Totals	Notes
Tonnes Mined	19,723	19,273
Underground Development (m)	665	788
Total Mill Feed (dry tonnes)	19,482	25,990
Feed Grade Silver (g/t)	75	77	1
Feed Grade Gold (g/t)	0.37	0.38	1
Feed Grade Copper (%)	0.61	0.60	1
Copper Concentrate (dry tonnes)	421	607
Copper Concentrate Grade Silver (kg/t)	3.03	2.81	3
Copper Concentrate Grade Gold (g/t)	13.67	13.17	3
Copper Concentrate Grade Copper (%)	24.6	22.8	3
Recovery Silver (%)	87	86	2
Recovery Gold (%)	79	81	2
Recovery Copper (%)	89	89	2
Total Silver Produced (kg)	1,276	1,704
Total Gold Produced (g)	5,757	8,001
Total Copper Produced (kg)	103,617	138,535
Total Silver Produced (oz) calculated	41,016	54,794
Total Gold Produced (oz) calculated	185	257
Total Copper Produced (lbs)	228,436	305,417
Total Ag Eq. (oz) calculated*	89,133	119,738

*For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used; additionally, during the third and fourth quarters of 2014 copper production became payable and a ratio of 6.25 lb copper to 1 oz of silver was used to convert copper produced to Ag Eq oz. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

4 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

2014 Production Highlights (September to December)

1.	Processed feed grades for copper, silver, and gold were within expectations and similar to the grades prior to the mine’s closure in 2001.
2.

Plant recoveries for all three metals were better than expected. The copper recovery rate was expected to be in the lower eighties, while silver and gold recovery rates were expected to be in the mid-seventies. The present flow sheet configuration has resulted in recoveries exceeding those expectations.

3.	The quality of the concentrate product is similar to the product produced prior to the 2001 shutdown and the Company has successfully arranged for sale of the product.

Under National Instrument 43-101, the Company is required to disclose that it has not based its project exploration and evaluation decisions on NI 43-101-compliant resource or reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Avino Mine Above Ground Historical Stockpiles Fourth Quarter and Year End 2014 Highlights

During 2014, the Avino Mine Historical Stockpiles continued to add economic ounces to Avino’s production profile. During the year, the stockpiles accounted for approximately 20% of the production output from the Avino Property. The stockpiles were processed for the majority of the year using the 250 TPD Mill Circuit 2. In September 2014, Circuit 2 transitioned to processing new underground material from the Avino Mine. Processing of the stockpiles resumed in mid-November when the material was used for start-up commissioning of Mill Circuit 3. The Stockpiles, along with economic feed material from the San Gonzalo Mine, will continue to be processed using Mill Circuit 2 for the foreseeable future to ensure that the processing plant is running at full capacity.

5 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Comparative figures for Q4 2014 and Q4 2013 as well as the 2014 and 2013 year end totals for the Avino Mine Above Ground Historical Stockpiles Operation are reported as follows:

	Q4 2014	Q4 2013	% Change	2014 Totals	2013 Totals	% Change
Total Mill Feed (dry tonnes)	43,258	19,576	121%	96,032	54,136	77%	1
Feed Grade Silver (g/t)	84	92	-9%	92	85	8%
Feed Grade Gold (g/t)	0.58	0.94	-38%	0.59	0.83	-29%
Bulk Concentrate (dry tonnes)	564	226	149%	1,112	636	75%
Bulk Concentrate Grade Silver (kg/t)	4.31	5.13	-16%	5.31	4.69	13%
Bulk Concentrate Grade Gold (g/t)	29.2	43.8	-33%	33.1	37.7	-12%
Recovery Silver (%)	67	64	5%	67	74	-9%
Recovery Gold (%)	66	54	22%	65	61	7%
Total Silver Produced (kg)	2432	1,158	110%	5,903	2,981	98%	2
Total Gold Produced (g)	16,481	9,898	67%	36,782	23,953	54%	2
Total Silver Produced (oz) calculated	78,201	37,244	110%	189,800	95,482	99%	2
Total Gold Produced (oz) calculated	530	318	67%	1,183	770	54%	2
Total Ag Eq. (oz) calculated*	111,319	57,119	95%	263,710	143,778	83%

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2014 Production Highlights

1.	Tonnage processed in 2014 increased by 77% over 2013 mainly due to the start-up commissioning of the new 1,000 TPD Circuit 3 in November and December 2014.
2.	The higher tonnage processed resulted in 99% more silver and 54% more gold produced in 2014 compared to 2013.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production and project exploration and evaluation decisions on NI 43-101-compliant resource or reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource and the re-opening of the Avino Mine, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Avino Mine Oxide Tailings Resource

The oxide and sulphide tailings are situated approximately 500 m west-southwest of the main shaft to the Avino Mine.

The Avino Property tailings include oxide and sulphide tailings, each requiring separate treatment methods. The tailings were accumulated between 1976 and 2001 during Avino's previous operation from both open pit (oxide tailings) and later underground (sulphide tailings) mining. Improved metals markets and industry technological advancements now potentially enable Avino to extract the remaining silver and gold in the tailings.

6 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

On July 19, 2013, an updated Technical Report was published on the Avino Property by Tetra Tech, Avino’s independent engineering consultant, and included a reference to a preliminary economic assessment and resource estimate on the oxide tailings that was prepared in 2012. The report can be viewed on Avino’s website or on SEDAR.

The existing tailings storage facility is presently being used in connection with the operation of Mill Circuits 1, 2, and 3. In 2015, the Company expects to finalize plans to build a new tailings storage facility which represents the first phase of the plan outlined in the Tetra Tech technical report and is also necessary for the continued operation of the Avino and San Gonzalo Mines. For this project, Avino has allocated approximately $2 million for capital expenditures in its 2015 budget.

The Company continues to evaluate the Oxide Tailings Project which had an estimated capital expenditure budget of US$29 million, according to the Tetra Tech report. The new tailings storage facility being contemplated by the Company in 2015 would also be used in the treatment of the Oxide Tailings.

Exploration

In a news release dated June 5, 2014, Avino provided details of its 2014 drill program. As of the date of this MD&A, Avino had completed 3,755 metres of drilling through 16 holes out of a planned 17 hole, 4,000 metre program, both above and below surface in the area around the San Gonzalo Mine. Results will be released once the program is complete.

Strategic Mexican Properties

In addition to the Avino Property, Avino maintains a 100% interest in five other properties in or near the state of Durango. In the fourth quarter of 2014, Avino engaged a consulting geologist for site visits to profile the other properties. Some of the properties have had recent exploration either by Avino or through joint venture arrangements, and others have had limited activity. The properties were part of a larger land package once controlled by the previous operators of the Avino Property; Avino plans to further explore these properties in the future. For more information on the strategic Mexican properties, please see Avino’s news release dated January 19, 2015, or visit Avino’s website.

Termination of Option Agreements

On July 28, 2014, the Company’s option and joint venture agreement with Endeavour Silver Corp. (“Endeavour”) was terminated. The agreement had provided for Endeavour to earn up to a 75% interest in the Company’s El Laberinto property by incurring exploration expenditures of US$3,000,000 and making option payments of US$200,000 through July 30, 2016. Up to the termination date, Endeavour had met its obligations by incurring exploration expenditures of at least US$300,000 and making option payments of US$50,000.

Subsequent to December 31, 2014, the Company’s option purchase and assignment agreement with Benz Mining Corp. (“Benz”) was terminated. The agreement had provided for Benz to earn up to a 75% interest in the Company’s Eagle property by incurring exploration expenditures of $7,100,000 and making option payments of $350,000 and issuing 550,000 shares through January 31, 2017. Up to the termination date, Benz had met its obligations by incurring exploration expenditures of at least $100,000 and issuing 50,000 shares to Avino.

Bralorne Mine

On August 1, 2014, the Company signed an arrangement agreement with Bralorne Gold Mines Ltd. (“Bralorne”) to acquire all of the outstanding shares of Bralorne which the Company did not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia). Bralorne holds an undivided 100% interest in the Bralorne Mine project in British Columbia. On October 20, 2014, this acquisition was completed. (For details on the transaction, please see the section below titled “Financial Highlights”).

Since the acquisition, the Bralorne Mine, which is considered to be in the advanced exploration stage, has produced 690 ounces of gold through the processing of 4,900 dry tonnes of mill feed. During this period, gold grade and recovery averaged 3.97 g/t and 86%, respectively.

7 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

The Bralorne Mine is in the exploration and evaluation stage and proceeds from gold flotation concentrate, gold dore bars and silver contained within the gold dore bars produced during the exploration and evaluation stage are recorded as a component of exploration and evaluation assets.

As a result of unseasonably high temperatures and rainfall in December 2014, management decided to place the Bralorne mill on care and maintenance until a decision is made with respect to treatment of the tailings, which is expected in the second quarter of 2015. In the interim, extensive exploration drilling is ongoing and maintenance is being conducted on the mill and the underground rail infrastructure. Underground advancement in anticipation of the mill restart is also ongoing. Additionally, two new scoop trams have been ordered and are expected to arrive in time for the mill’s reopening, and the search is underway for a new surface loader. Strategic planning alternatives, including new mining methods tailored to the attributes of the Bralorne resource, are being evaluated with input from independent engineering firms SNC Lavalin and Entech Mining. The Company has opened lines of communications with First Nations groups and management continues its efforts to build meaningful progressive relationships with its stakeholders. Should exploration drilling lead to potential new resources, Avino will consider expanding the existing mine and mill infrastructure.

Quality Assurance/Quality Control

At the Avino property, mill assays are performed at the on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by independent third party labs such as AHK, LSI, Alex Stewart and SGS.

At the Bralorne Mine, gold production is reconciled to gold contained in flotation and gravity concentrates. Flotation concentrate assays are performed at the ALS Laboratories in North Vancouver, British Columbia or Met-Solve Laboratories Inc. in Langley, British Columbia, both ISO certified independent laboratories. Check samples on composite samples collected are performed by AH Knight in South Carolina, USA and umpire assays are performed by ALS Inspection UK Ltd. in Knowsley, England. Gold produced in gravity concentrate is reconciled from settlement assays received from the refiner. Check assays are performed on duplicate samples of gold doré by ALS Laboratories in North Vancouver.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director; Avino’s Bralorne Mine project is under the supervision of Dr. Mathew Ball, P.Geo. These individuals are qualified persons (“QP”) within the context of National Instrument 43-101. All QP’s have reviewed and approved the applicable technical data in this MD&A.

Financial Highlights

Acquisition of Bralorne Gold Mines Ltd.

On October 20, 2014, the acquisition of Bralorne was completed. Under the terms of the arrangement agreement, Bralorne shareholders received 0.14 of an Avino share for each Bralorne share, with any fractions rounded down to the nearest whole share, and with any unexercised options being cancelled in connection with the arrangement. The Company issued 2,636,845 common shares to complete the acquisition of Bralorne. As of October 20, 2014, 100% of Bralorne’s assets, liabilities, and net income (loss) are included in the consolidated financial statements of the Company.

8 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Mexican Tax Reform

In 2013, a new income tax law was enacted in Mexico (“Mexican Tax Reform”), which became effective January 1, 2014. The Mexican Tax Reform contains many new provisions that will or may affect the Company immediately or in the future, as follows:

•	A new environmental duty of 0.5% of gross income from the sale of silver and gold;
•

A new 7.5% mining duty calculated as taxable revenues (except interest and inflationary adjustment), less allowable deductions for income tax purposes (excluding interest, inflationary adjustment, mining concessions, and depreciation and depletion), less exploration expenses;

•	Corporate income tax rate to remain at 30%, eliminating the previously scheduled reduction to 29% in 2014 and a further 1% in 2015 to 28%;
•	Elimination of the Business Flat Tax (“IETU”).
•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•

Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight‐line basis over 10 years;

•	Reduction of deductibility for various employee fringe benefits; and,
•

A 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico‐Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has taken the position that the new 7.5% mining duty is an income tax in accordance with IFRS for financial reporting purposes, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have a financial reporting value, but no corresponding tax value, for the purposes of the duty. For the year ended December 31, 2014, the Company recognized an accounting charge to the statement of operations of $385,057 in respect of this duty. The Company continues to evaluate tax planning strategies that may have the potential to mitigate certain income tax effects related to its activities. The ultimate impact of such strategies, if and when implemented, is subject to final determination by the relevant taxation authorities.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations while managing operating costs and improving efficiencies;
2.	Integrate Bralorne Gold Mine’s operations into Avino’s corporate structure;
3.	Continue to explore regional targets on the Avino Property followed by other properties in our portfolio; and
4.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012).

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

9 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the year ended December 31, 2014 and the year ended December 31, 2013, as substantially all of the mining equipment used at San Gonzalo and at the Avino stockpiles has been newly purchased, refurbished, or was otherwise not subject to sustained use within the most recent two fiscal years. The Company has planned for sustaining capital expenditures in future periods in accordance with mine operating plans and expected equipment utilization levels.

Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures.

Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

10 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

San Gonzalo	2014					2013
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$9,458,184	$2,672,150	$2,205,694	$2,278,459	$2,301,881	$7,516,267	$1,809,404	$1,021,852	$2,235,854	$2,449,157
Stock-based compensation	(59,400)	-	(59,400)	-	-	-	-	-	-	-
Depletion and depreciation	(1,153,809)	(289,503)	(303,674)	(297,776)	(262,856)	(884,993)	(190,856)	(119,346)	(331,085)	(243,706)
Cash production cost	8,244,975	2,382,647	1,842,620	1,980,683	2,039,025	6,631,274	1,618,548	902,506	1,904,769	2,205,451
Silver equivalent ounces sold	913,275	244,956	196,433	235,308	236,578	677,782	165,060	157,845	205,556	149,321
Cash cost per silver equivalent ounce	$9.03	$9.73	$9.38	$8.42	$8.62	$9.78	$9.81	$5.72	$9.27	$14.77

During the quarter, the cash cost per silver equivalent ounce at San Gonzalo increased by approximately $0.35. The year on year comparison shows a decrease in cash cost per silver equivalent ounce of $0.75 as a result of more AgEq ounces sold.

Avino Stockpiles	2014					2013
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2
Cost of sales	$1,935,219	$-	$788,441	$514,534	$632,244	$1,452,142	$597,890	$377,699	$381,905
Stock-based compensation	-	-	-	-	-	-	-	-	-
Depletion and depreciation	(105,585)	-	(22,130)	(42,846)	(40,609)	(64,333)	(13,254)	(7,212)	(7,313)
Cash production cost	1,829,634	-	766,311	471,688	591,635	1,387,809	584,636	432,686	370,487
Silver equivalent ounces sold	171,754	-	55,321	47,500	68,933	111,353	29,516	36,745	45,092
Cash cost per silver equivalent ounce	$10.65	-	$13.85	$9.93	$8.58	$12.46	$19.81	$11.78	$8.22

During the quarter the Company did not recognize revenue from the Avino Stockpiles as the proceeds from concentrate sales were capitalized in connection with start-up commissioning of Circuit 3. In the year over year comparison, the Company realised a decrease of $1.81 in cash cost per AgEq ounce sold primarily due to more AgEq ounces sold.

Consolidated	2014					2013
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$11,393,404	$2,672,151	$2,994,135	$2,792,993	$2,934,125	$8,968,409	$2,407,294	$1,498,405	$2,613,553	$2,449,157
Stock-based compensation	(59,400)	-	(59,400)	-	-	-	-	-	-	-
Depletion and depreciation	(1,259,394)	(289,503)	(325,804)	(340,622)	(303,465)	(949,326)	(204,110)	(163,213)	(338,297)	(243,706)
Cash production cost	10,074,610	2,382,648	2,608,931	2,452,371	2,630,660	8,019,083	2,203,184	1,335,192	2,275,256	2,205,451
Silver equivalent ounces sold	1,085,029	244,956	251,754	282,808	305,511	789,135	194,576	194,590	250,648	149,321
Cash cost per silver equivalent ounce	$9.29	$9.73	$10.36	$8.67	$8.61	$10.16	$11.32	$6.86	$9.08	$14.77

11 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to all-in sustaining cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

San Gonzalo	2014					2013
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$9,458,184	$2,672,150	$2,205,694	$2,278,459	$2,301,881	$7,516,267	$1,809,404	$1,021,852	$2,235,854	$2,449,157
Stock-based compensation	(59,400)	-	(59,400)	-	-	-	-	-	-	-
Depletion and depreciation	(1,153,809)	(289,503)	(303,674)	(297,776)	(262,856)	(884,993)	(190,856)	(119,346)	(331,085)	(243,706)
Cash production cost	8,244,975	2,382,647	1,842,620	1,980,683	2,039,025	6,631,274	1,618,548	902,506	1,904,769	2,205,451
Operating and administrative expenses	3,491,377	394,970	1,275,149	776,533	1,044,725	3,772,279	733,035	1,096,286	791,226	1,151,732
Share-based Payments	(809,427)	(98,410)	(701,102)	(3,163)	(6,752)	(815,742)	(14,846)	(339,230)	(179,753)	(281,913)
Cash operating cost	10,926,925	2,679,207	2,416,667	2,754,053	3,076,998	9,587,811	2,336,737	1,659,562	2,516,242	3,075,270
Silver equivalent ounces sold	913,275	244,956	196,433	235,308	236,578	677,782	165,060	157,845	205,556	149,321
All-in sustaining cash cost per silver equivalent ounce	$11.96	$10.94	$12.30	$11.70	$13.01	$14.15	$14.16	$10.51	$12.24	$20.60

During the quarter, all-in sustaining cash cost per silver equivalent ounce at San Gonzalo decreased by $1.36 as a result of more AgEq ounces sold. The year on year comparison also shows a decrease in all-in sustaining cash cost per silver equivalent ounce of $2.19 as a result of more AgEq ounces sold.

Avino Stockpiles	2014					2013
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2
Cost of sales	$1,935,219	$-	$788,441	$514,534	$632,244	$1,452,142	$597,890	$476,553	$377,699
Stock-based compensation	-	-	-	-	-	-	-	-	-
Depletion and depreciation	(105,585)	-	(22,130)	(42,846)	(40,609)	(64,333)	(13,254)	(43,867)	(7,212)
Cash production cost	1,829,634	-	766,311	471,688	591,635	1,387,809	584,636	432,686	374,592
Operating and administrative expenses	633,781	-	202,948	173,345	257,488	474,465	140,251	168,406	165,808
Share-based Payments	(113,955)	-	(111,585)	(706)	(1,664)	(92,620)	(2,840)	(52,111)	(37,669)
Cash operating cost	2,349,460	-	857,674	644,327	847,459	1,769,654	722,047	548,981	498,626
Silver equivalent ounces sold	171,754	-	55,321	47,500	68,933	111,353	29,516	36,745	45,092
All-in sustaining cash cost per silver equivalent ounce	$13.68	$-	$15.50	$13.56	$12.29	$15.89	$24.46	$14.94	$11.06

12 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

In April 2013, the Company began processing Avino stockpile material through its refurbished Circuit 2 which has a processing capacity of 250 TPD. The cost to process this material in the year ended December 31, 2014 was $13.68, which is a reduction of $2.21 from the all-in sustaining cash costs of $15.89 for the year ended December 31, 2013. The decrease in costs is primarily due to an increase in processed material. The Company transitioned from processing material sourced from the historical Avino stockpiles on September 1, 2014, when it began using Circuit 2 to process pre-commissioning material from the re-opened Avino Mine, and capitalized proceeds from Avino Stockpiles concentrate sales in connection with start-up commissioning of Circuit 3.

Consolidated	2014					2013
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$11,393,404	$2,672,151	$2,994,135	$2,792,993	$2,934,125	$8,968,409	$2,407,294	$1,498,405	$2,613,553	$2,449,157
Stock-based compensation	(59,400)	-	(59,400)	-	-	-	-	-	-	-
Depletion and depreciation	(1,259,394)	(289,503)	(325,804)	(340,622)	(303,465)	(949,326)	(204,110)	(163,213)	(338,297)	(243,706)
Cash production cost	10,074,610	2,382,648	2,608,931	2,452,371	2,630,660	8,019,083	2,203,184	1,335,192	2,275,256	2,205,451
Operating and administrative expenses	4,125,158	394,970	1,478,097	949,878	1,302,213	4,246,744	873,286	1,264,692	957,034	1,151,732
Share-based Payments	(923,382)	(98,410)	(812,687)	(3,869)	(8,416)	(908,362)	(17,686)	(391,341)	(217,422)	(281,913)
Cash operating cost	13,276,386	2,679,208	3,274,341	3,398,380	3,924,457	11,357,465	3,058,784	2,208,543	3,014,868	3,075,270
Silver equivalent ounces sold	1,085,029	244,956	251,754	282,808	305,511	789,135	194,576	194,590	250,648	149,321
All-in sustaining cash cost per silver equivalent ounce	$12.24	$10.94	$13.01	$12.02	$12.85	$14.39	$15.72	$11.35	$12.03	$20.60

For the year ended December 31, 2014, the Company decreased its consolidated all-in sustaining cash cost per AgEq ounce by $2.15 from $14.39 in 2013 to $12.24 in 2014.

The Company continues to review its expenditures, and is maintaining cost reduction programs in key areas to achieve lower costs. Further, the Company has improved efficiency at its San Gonzalo Mine by improving efficiencies in the mill and adding experienced mining professionals in Mexico with significant expertise in a variety of extraction and processing operations.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Three Months Ended December 31,		Year Ended December 31,
	2014	2013	2014	2013
Operating cash flows before movements in working capital	$493,271	$838,372	$4,317,612	$5,196,736
Weighted average number of shares outstanding
Basic	34,757,244	27,472,002	32,333,224	27,405,179
Diluted	35,350,521	27,788,634	33,273,740	27,701,403
Cash Flow per Share – basic and diluted	$0.01	$0.03	$0.13	$0.19

13 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Working Capital

	December 31, 2014	December 31, 2013
Current assets	$13,094,025	$8,146,912
Current liabilities	(6,476,148)	(2,196,172)
Working Capital	$6,617,877	$5,950,740

Review of Financial Results

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31, 2014	December 31, 2013	December 31, 2012	Note
Total revenues	$19,297,953	$16,094,701	$2,255,376	1
Cost of sales	10,134,010	8,019,083	1,246,309	1
Depletion and depreciation	1,259,394	949,326	188,260	1
Mine operating income	7,904,549	7,126,292	820,807	1
General and administrative expenses	4,143,516	4,247,431	1,929,746	2
Net income (loss)	2,514,169	848,212	(1,263,178)	3
Earnings (loss) per share	0.08	0.03	(0.05)	3
Total assets	61,416,147	34,552,245	26,191,608	4
Total non-current financial liabilities	2,007,010	1,090,977	78,732	5
Working capital	6,617,877	5,950,740	5,363,372

1.

Total revenues have increased significantly from 2013 as the Company generated higher revenues from the sale of San Gonzalo concentrate as a result of higher grades and more silver and gold ounces produced.

2.

General and operating expenses are consistent with the prior year. Prior to production, many general and operating expenses were capitalized to exploration and evaluation activities, consistent with the Company’s accounting policies for such costs. General operating expenses can also fluctuate due to infrequent one-time events such as share-based payments.

3.

Net income was significantly higher in 2014, primarily due to higher revenues as described above and the recognition of a fair value adjustment on warrant liability. Income before tax was $4,881,915; however, this was reduced by current income tax expense of $1,820,970 and non-cash deferred income tax expense of $546,776. During 2014, the Company utilized the balance of its non-capital tax loss carry forwards in Mexico.

4.

Total assets increased significantly during the year, primarily due to the addition of several pieces of new equipment, continued exploration and evaluation activities at the Avino Mine, and the acquisition of Bralorne Gold Mines Ltd. The new equipment is used to maintain efficient operations at the San Gonzalo mine and to further prepare the Avino Mine for mining operations, where processing of underground material commenced in September 2014.

14 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Results of Operations

Summary of Quarterly Results

	2014	2014	2014	2014	2013	2013	2013	2013
Period ended	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1
Revenue	$3,714,692	$4,704,213	$5,104,921	$5,774,127	$3,831,123	$3,821,622	$4,951,952	$3,490,004
Earnings (Loss) for the period	469,145	787,805	(87,097)	1,344,316	(1,625,762)	938,694	1,447,301	87,978
Earnings (Loss) per Share - basic	0.01	0.02	(0.00)	0.05	(0.06)	0.03	0.05	0.00
Earnings (Loss) per Share - diluted	0.01	0.02	(0.00)	0.04	(0.06)	0.03	0.05	0.00
Total Assets	$61,416,147	$53,291,603	$49,773,734	$48,358,440	$34,552,245	$30,848,797	$29,928,165	$28,114,436

•

Revenue in Q4 2014 was lower than that of Q3 2014 as a result of lower metals prices and the re-allocation of capacity from Circuit 2 to process new Avino material for commissioning purposes. Revenue in Q1 2014 was higher than the previous quarters due to higher grades, better recoveries, and better contract terms with trading firms. Q2 2013 revenues were higher due to Circuit 2 coming online in April 2013 in addition to slightly higher metals prices and better grades experienced at the Company’s San Gonzalo mine.

•

Earnings in Q4 2014 were significantly lower due to current income tax expense of $638,601. The increase in current income tax expense is the result of higher earnings and the utilization of non-capital tax loss carry forwards in Mexico. Earnings in Q2 2014 were impacted by a significant foreign exchange loss and a substantial unrealized loss related to the increase in the estimated fair value of the Company’s warrant liability. In Q4 2014, these effects were largely reversed due to favourable movements in exchange rates and in market variables used to value the warrant liability.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange, fair value adjustments to the warrant liability, and deferred income taxes.

15 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Consolidated Statements of Operations for the year ended December 31, 2014 compared with the year ended December 31, 2013:

	2014	2013	Notes
Revenue from Mining Operations	$19,297,953	$16,094,701	1
Cost of Sales	11,393,404	8,968,409	2
Mine Operating Income	7,904,549	7,126,292
Operating Expenses
General and administrative expenses	3,220,134	3,339,069	3
Share-based payments	923,382	908,362	4
Operating earnings	3,761,033	2,878,861
Other Items
Fair value adjustment on warrant liability	1,055,957	-	5
Finance costs	(129,953)	-
Foreign exchange gain	316,599	415,278	6
Interest and other income	41,658	145,406
Accretion of reclamation provision	(131,787)	-
Mineral property option income	-	69,500
Share of net loss of equity investee	(90,944)	-
Unrealized loss on investments in related companies	(4,615)	(99,833)
Unrealized gain on investments	5,000	-
Gain on forgiveness of debt	58,967	-
Net Income Before Income Taxes	4,881,915	3,409,212
Income Taxes
Current income tax expense	(1,820,970)	(42,547)	7
Deferred income tax expense	(546,776)	(2,518,453)	7
	(2,367,746)	(2,561,000)
Net Income	2,514,169	848,212	8

Earnings per Share
Basic	$0.08	$0.03	8
Diluted	$0.08	$0.03	8

16 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

1.

Revenues for the year ended December 31, 2014 were $19,297,953 compared to $16,094,701 for the year ended December 31, 2013, an increase of $3,203,252. The increase is due to higher grades at San Gonzalo and a significant increase in tonnes processed and sold from the historical stockpiles. The increase in grades and tonnes processed were slightly offset by the decrease in the average realized silver and gold prices.

2.

For the year ended December 31, 2014, cost of sales was $11,393,404 compared with $8,968,409 for the year ended December 31, 2013. The increase of $2,424,995 is primarily due to the increase in production at Circuit 2. The Company has also experienced a slight increase in fuel and other production consumables. Further, the Company now accrues a 0.50% environmental royalty on gross revenues as the result of the new Mexican tax legislation that was introduced in 2014.

3.

General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion. For the year ended December 31, 2014 general and administrative expenses were $3,220,134 compared to $3,339,069 for the year ended December 31, 2013. The decrease of $118,935 is primarily due to a reclassification of certain current period expenses related to mining activities.

4.

Share-based payments for the year ended December 31, 2014 were $923,382 compared to $908,362 for the year ended December 31, 2013, an increase of $15,020. Share-based payments for 2014 relate to the issuance of 1,035,000 stock options during the year, while share-based payments expense in 2013 related to the re-pricing of previously-issued stock options and the issuance of 650,000 new options.

5.

The fair value adjustment on the Company’s warrant liability relates to the issuance of U.S. dollar denominated warrants in connection with the brokered private placement in February 2014. The warrants are re-valued each reporting period and the value fluctuates with changes in variables under the Black-Scholes model.

6.

Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar. The strengthening U.S. dollar against the Canadian dollar in the current period led to significant foreign exchange gains on the Company’s net monetary U.S. dollar assets.

7.

Current income tax of $1,820,970 in the year ended December 31, 2014 compared to $42,547 in the year ended December 31, 2013. Current income tax has increased due to higher earnings, the 7.5% special mining duty in Mexico that became effective in January 2014, and the liability for Mexican tax on current income as a result of utilizing all available tax loss carry forwards in previous years.

Deferred income tax expense was $546,776 for the year ended December 31, 2014, compared to $2,518,453 in the previous year. In 2013, the Company calculated and disclosed the effects of the changes to Mexican tax legislation that was introduced in 2013 and took effect in January 2014. There were no additional tax reforms during the current year.

8.

As a result of the foregoing, net income for the year ended December 31, 2014, was $2,514,169, an increase of $1,665,957 compared to the year ended December 31, 2013. The increase in net income has increased basic and diluted earnings per share from $0.03 to $0.08.

17 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Consolidated Statements of Operations for the quarter ended December 31, 2014 compared with the quarter ended December 31, 2013:

	2014	2013	Notes
Revenue from Mining Operations	$3,714,692	$3,831,123	1
Cost of Sales	2,225,316	2,407,294	2
Mine Operating Income	1,489,376	1,423,829
Operating Expenses
General and administrative expenses	791,481	855,772	3
Share-based payments	98,410	17,686
Operating earnings	599,485	550,371
Other Items
Fair value adjustment on warrant liability	72,706	-	4
Finance costs	(129,953)	-	4
Foreign exchange gain	424,064	100,031	5
Interest and other income	21,032	97,186
Accretion of reclamation provision	(33,643)	-
Unrealized gain (loss) on investments in related companies	(2,170)	8,150
Unrealized gain (loss) on investments	(10,000)	3,500
Gain on forgiveness of debt	58,967	-
Net Income Before Income Taxes	1,000,488	759,238
Income Taxes
Current income tax expense	(638,601)	(42,547)	6
Deferred income tax recovery (expense)	107,258	(2,342,453)	6
	(531,343)	(2,385,000)
Net Income (Loss)	469,145	(1,625,762)	7

Earnings (Loss) per Share
Basic	$0.01	$(0.06)	7
Diluted	$0.01	$(0.06)	7

18 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

1.

Revenues for the three months ended December 31, 2014 were $3,714,692 compared to $3,831,123 for the three months ended December 31, 2013. The decrease of $116,431 is partially due to re-allocating capacity from Circuit 2 to process material from the Avino Mine for commissioning purposes. Proceeds from sales of concentrate produced during the commissioning period are capitalized to exploration and evaluation activities. Further, the Company experienced lower average silver and gold prices during the quarter.

2.

Total cost of sales for the three months ended December 31, 2014 was $2,225,316 compared to $2,407,294 in the comparative period. The decrease of $181,978 is due to a decrease in the processing of historical stockpiles in Circuit 2.

3.

General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion. For the three months ended December 31, 2014, general and administrative expenses were $791,481 compared to $855,772 for the three months ended December 31, 2013.

4.

The fair value adjustment and finance costs on the Company’s warrant liability relate to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in variables under the Black-Scholes model.

5.

Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar. The strengthening U.S. dollar against the Canadian dollar in the current period led to significant foreign exchange gains on the Company’s net monetary U.S. dollar assets.

6.

Current income tax of $638,601 in the three months ended December 31, 2014 compared to $42,547 in the three months ended December 31, 2013. The increase reflects higher earnings, the 7.5% special mining duty in Mexico that became effective in January 2014, and the liability for Mexican tax on current income as a result of utilizing all available tax loss carry forwards in the current period.

Deferred income tax recovery was $107,258 for the three months ended December 31, 2014, compared to an expense of $2,342,453 in the comparative period. In 2013, the Company calculated and disclosed the effects of the changes to Mexican tax legislation that was introduced in 2013 and took effect in January 2014. There were no additional tax reforms during the current year.

7.

As a result of the foregoing, net income for the three months ended December 31, 2014, was $469,145, an increase of $2,094,907 compared to the three months ended December 31, 2013. The increase in net income has increased basic and diluted earnings per share from a loss of $0.06 for the three months ended December 31, 2013 to earnings of $0.01 for the three months ended December 31, 2014.

19 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to complete advancement and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from current cash and cash equivalents and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including the commencement of production at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below:

Intended Use of Proceeds	Actual Use of Proceeds

In February 2014, the Company closed a brokered private placement for gross proceeds of US$5 million and an at-the-market brokered public offering for gross proceeds of US$5,741,668. The Company plans to use the funds for advancing the Avino Mine and for the Company’s mining operations in Mexico, as well as for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred exploration expenditures of $5,202,689 (excluding depreciation of $495,847 and foreign exchange of $407,455) and acquired property and equipment of $4,665,469 during the year ended December 31, 2014.

The Company also acquired the Bralorne gold mine property during the period for a total purchase price of $8,146,790, of which $3,646,825 was paid in cash. The Company intends to continue to explore the property, subject to market conditions and the ability to continue to obtain suitable financing.

Since July 2014, the Company received gross proceeds of US$804,330 in connection with a brokered at-the-market offering issued under a prospectus supplement. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for US$5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$2,586,974 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

20 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Discussion and analysis relating to the Company’s liquidity as at December 31, 2014 and December 31, 2013 is as follows:

Statement of Financial Position	December 31, 2014	December 31, 2013
Cash and Cash Equivalents	$4,249,794	$3,839,595
Working Capital	6,617,877	5,950,740
Accumulated Deficit	(25,924,356)	(28,502,464)

Cash Flow	December 31, 2014	December 31, 2013
Cash generated by operating activities	$2,855,957	$3,983,352
Cash generated by (used in) financing activities	11,305,179	(38,346)
Cash used in investing activities	(13,804,382)	(4,128,467)
Increase in cash and cash equivalents	356,754	(183,461)
Effect of exchange rate changes on cash and cash equivalents	53,445	(12,929)
Cash and cash equivalents, beginning of year	3,839,595	4,035,985
Cash and cash equivalents, end of year	$4,249,794	$3,839,595

Operating Activities:

Cash generated by operating activities for the year ended December 31, 2014, was $2,855,957 compared to cash generated by operating activities of $3,983,352 for the year ended December 31, 2013. Cash generated by operating activities fluctuates with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities:

Cash generated by financing activities was $11,305,179 for the year ended December 31, 2014 compared to cash used of $38,346 in the year ended December 31, 2013, an increase of $11,343,525. Cash provided by financing activities for the year ended December 31, 2014, relates to the issuance of common shares and units in three brokered share offerings and upon the exercising of stock options. During the year ended December 31, 2014, the Company issued common shares and units in brokered offerings generating net cash flows of $11,940,920 (2013 – $nil), and employees, consultants, and directors exercised stock options generating cash flows of $307,937 (2013 – $297,185). During the year ended December 31, 2014, the Company also made finance lease payments of $943,678 (2013 - $335,531).

Investing Activities:

Cash used in investing activities for the year ended December 31, 2014, was $13,804,382 compared to $4,128,467 for the year ended December 31, 2013. Cash used in investing activities during the year ended December 31, 2014 includes cash expenditures of $5,472,774 (2013 - $3,315,192) on the acquisition of property and equipment. Equipment purchases included new mining, milling and processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino stockpile operation. In addition, the Company acquired equipment to refurbish Circuit 3 and to advance the dewatering and refurbishment of the Avino underground mine. Cash expenditures on equipment also include down payments on equipment acquired under finance leases. During the year ended December 31, 2014, the Company also incurred cash expenditures of $11,853,024 (2013 - $901,912) on exploration and evaluation activities relating to the Avino Mine, and the acquisition and evaluation of the Bralorne Mine.

21 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

(a)

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
Salaries, benefits, and consulting fees	$957,900	$779,571	$243,011
Share-based payments	645,750	420,450	-
	$1,603,650	$1,200,021	$243,011

(b)

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At December 31, 2014, the Company had made advances to Oniva International Services Corp. of $121,639 (December 31, 2013 - $115,507). At December 31, 2014 and December 31, 2013 the following amounts were due to related parties:

	December 31, 2014	December 31, 2013
Directors	$19,259	$11,870
Intermark Capital Corp.	21,875	-
Jasman Yee & Associates, Inc.	4,032	5,040
Oniva International Services Corp.	171,650	135,458
Sampson Engineering Inc.	-	1,840
Wear Wolfin Design Ltd.	5,250	2,625
	$222,066	$156,833

(c)	Other related party transactions

The Company has entered into a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The Company and its subsidiary each hold a 1/6 indirect beneficial ownership interest in Oniva, with four other public companies holding equal 1/6 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company’s CEO and CFO, serve as directors of Oniva, and certain of the Company’s directors and officers also serve in those capacities in all five of the other companies. The companies’ interests in Oniva are held in trust by David Wolfin and a family member of Mr. Wolfin. The cost sharing agreement may be terminated with one-month notice by either party without penalty. The transactions with Oniva during the years ended December 31, 2014 and 2013 are summarized below:

	December 31, 2014	December 31, 2013	December 31, 2012
Salaries and benefits	$316,281	$309,816	$179,555
Office and miscellaneous	428,019	292,008	276,201
	$744,300	$601,824	$455,756

Salaries and benefits above include $48,424 for key management personnel compensation that has been included in part (a) above.

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2014, 2013 and 2012, the Company paid $433,333, $300,000, and $150,000 respectively to ICC.

22 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

The Company pays Jasman Yee & Associates Inc. (“JYAI”), a company whose managing director is Jasman Yee, for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. For the years ended December 31, 2014, 2013 and 2012, the Company paid $74,160, $75,014, and $63,938 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2014, 2013 and 2012, the Company paid $30,000, $30,000, and $30,000 respectively to WWD.

Financial Instruments and Risks

The fair values of the Company’s cash and cash equivalents, amounts receivable, due to and due from related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments in related and other companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (2013 – two) counterparties. However, the Company has not recorded any allowance against its trade receivables, because to-date all balances owed have been settled in full when due (typically within 60 days of submission), and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2014, no amounts were held as collateral.

23 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at December 31, 2014, in the amount of $4,249,794 (2013 - $3,839,595) in order to meet short-term business requirements. At December 31, 2014, the Company had current liabilities of $6,476,148 (2013 - $2,196,172). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican Pesos and US dollars:

	December 31, 2014		December 31, 2013
	MXN	USD	MXN	USD
Cash and cash equivalents	$2,532,442	$3,382,302	$6,166,837	$2,508,191
Amounts receivable	-	1,350,874	1,897,963	1,197,766
Accounts payable and accrued liabilities	(10,805,057)	(786,490)	(8,768,980)	(408,427)
Warrant liability	-	(206,611)	-	-
Finance lease obligations	(908,005)	(2,788,356)	-	(1,579,402)
Net exposure	(9,180,620)	951,717	(704,180)	1,718,128
Canadian dollar equivalent	$(722,056)	$1,104,088	$(57,172)	$1,827,401

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2014, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2014, by approximately $45,188 (December 31, 2013 - $170,734). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk.

24 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

At December 31, 2014, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $489,808 (December 31, 2013 - $383,094), and a 10% change in the market price of gold would have an impact on net earnings of approximately $210,058 (December 31, 2013 - $125,612).

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2014, a 10% change in market prices would have an impact on net earnings of approximately $5,389 (December 31, 2013 - $14,904).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d) Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value by level within the fair value hierarchy as at December 31, 2014:

	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$4,249,794	-	-
Investments in related companies	33,889	-	-
Investments in other companies	60,000	-	-
Financial Liabilities
Warrant liability	-	-	$(239,690)
	$4,343,683	-	$(239,690)

Commitments

The Company has a cost sharing agreement with Oniva that may be terminated with one-month notice by either party.

The Company and its subsidiaries have various lease agreements for their office premises, use of land, and equipment. The Company has commitments in respect of these lease agreements as follows:

	December 31, 2014	December 31, 2013
Not later than one year	$301,121	$254,017
Later than one year and not later than five years	134,291	364,827
Later than five years	56,235	69,499
	$491,647	$688,343

25 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Changes in Accounting Standards

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2014, and July 1, 2014, had no significant impact on the Company’s consolidated financial statements for the periods presented:

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when an asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

The following accounting standards were issued but not yet effective as of December 31, 2014:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014. In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These Annual Improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.

26 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at March 20, 2015, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)

Share capital	35,539,313	-	-
Warrants	1,033,059	US$2.87	1.93
Stock options	3,210,500	$0.81 - $1.90	0.48 – 4.76
Fully diluted	39,782,872

The following are details of outstanding stock options as at December 31, 2014 and March 20, 2015:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (December 31/14)	Number of Shares Remaining Subject to Options(March 20/15)
January 14, 2015	$0.81	45,000	0
September 10, 2015	$1.05	225,000	225,000
January 18, 2016	$1.02	806,500	745,500
September 30, 2016	$1.02	695,000	650,000
February 18, 2018	$1.60	195,000	195,000
September 9, 2018	$1.62	360,000	360,000
September 19, 2019	$1.90	855,000	855,000
December 22, 2019	$1.90	180,000	180,000
Total:		3,361,500	3,210,500

The following are details of outstanding warrants as at December 31, 2014 and March 20, 2015:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (December 31/14)	Number of Underlying Shares (March 20/15)
February 25, 2017	US$2.87	1,033,059	1,033,059
Total:	-	1,033,059	1,033,059

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Under Canadian securities legislation, venture issuers are not required to certify the design and evaluation of their disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Accordingly, the Company has not completed such an evaluation. Inherent limitations on the ability of the CEO and CFO to design and implement on a cost-effective basis DC&P and ICFR for the Company may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

The CEO and CFO are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the Company’s quarterly and annual venture issuer basic certificates.

27 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

If the CEO and the CFO were to complete an evaluation of the Company’s DC&P and ICFR as at December 31, 2014, as required for certificates issued by non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings(NI 52-109), the CEO and the CFO would likely conclude that the Company’s ICFR and DC&P were ineffective as at December 31, 2014.

Based on their knowledge of the Company’s ICFR, the CEO and the CFO noted the following material weaknesses:

a)

Lack of segregation of duties: Due to limited staff resources, the Company believes there are instances where a lack of segregation of duties exists, which may limit controls that are otherwise effective; and

b)

Limited in-house technical accounting and tax expertise: Due to limited staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

As such, there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a material misstatement in the financial statements on a timely basis. These material weaknesses and related risks are not uncommon for a company the size of Avino because of limitations in resources, including the number of staff. To mitigate these risks, the Company hired additional financial reporting personnel, engaged external technical accounting and tax advisors and experts, increased the frequency of on-site visits to and inspections of the accounting records in Mexico, and enhanced the involvement of the Audit Committee and Board of Directors in reviews and consultations where necessary.

Other than the mitigating steps taken to reduce the risks posed by the material weaknesses as indicated above, there have been no other changes in the Company’s DC&P and ICFR that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s DC&P and/or ICFR.

Events Subsequent to December 31, 2014

Subsequent to the year ended December 31, 2014, the Company issued 13,500 common shares in an at-the-market offering under a prospectus supplement for net proceeds of $22,081 (US$20,577), and issued 106,000 common shares upon the exercise of stock options for gross proceeds of $108,120.

28 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of March 20, 2015. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

29 | Page